EXHIBIT 99.1

Equinox Gold Delivers Strong First Quarter with 197,628 Ounces of Gold Production, $990 Million of Debt Reduction and Inaugural Dividend Payment

VANCOUVER, British Columbia, April 09, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce production results for the three months ended March 31, 2026 (“Q1” or the “Quarter”), along with an update on operations at its two Canadian cornerstone assets: Valentine Gold Mine (“Valentine”) in Newfoundland & Labrador and Greenstone Gold Mine (“Greenstone”) in Ontario. All dollar figures are in United States dollars unless otherwise noted.

Darren Hall, CEO of Equinox Gold, commented: “Equinox Gold delivered a strong first quarter, producing 197,628 ounces (“oz”) of gold, including 87,402 oz from our two Canadian operations. Canadian production is expected to be weighted to the second half of the year as the assets continue to ramp-up, supported by steady contributions from Nicaragua and Mesquite. Together, our operations are expected to generate strong cash flow in the current gold price environment, supporting the implementation of a two-pronged capital return program.

“At Greenstone, improvement programs initiated in 2025 continue to deliver positive results with winter mining rates averaging 180,248 tonnes per day (“tpd”), consistent with expectations and Q4 2025 performance. Q1 2026 mill throughput averaged 24,544 tpd, with 51% of days exceeding nameplate capacity (27,000 tpd) compared to 36% in Q4 2025. The team is focused on continued optimization and unlocking further value from the asset, consistent with the long-term profile outlined in the updated technical report.

“Valentine continues to ramp-up well with the process plant averaging 6,192 tpd, or 90% of nameplate capacity (6,850 tpd) for the full quarter, and 101% of nameplate for February and March. We are also actively exploring on the property, following up on the exploration success announced in February, and advancing plans for the Phase 2 expansion, which together are expected to increase production and extend the mine life of this cornerstone asset.

“The sale of our Brazil operations, coupled with strong cash flow from our operating mines, allowed us to repay $990 million of debt during the quarter. With a strengthened balance sheet and confidence in our long-term outlook, we paid our first dividend of $0.015 per share on March 26, 2026.

“Across the portfolio, we are advancing exploration to support organic growth, while progressing technical studies at both Castle Mountain and Los Filos, which together have the potential to contribute more than 450,000 ounces of additional annual production when in operation.

“Delivering meaningful, long-term shareholder value through operational excellence, disciplined capital allocation and successful execution of organic growth opportunities remains our north star. We appreciate the support of our team and our shareholders as we work together to build a leading, Americas-focused gold producer.”

Q1 2026 Highlights

  Produced 197,628 ounces of gold, including 60,338 oz from Greenstone, 27,064 oz from Valentine, 13,174 oz from Mesquite, 81,280 oz from Nicaragua, 13,473 oz from Brazil and 2,299 oz from Castle Mountain
  Resource expansion and discovery drilling continues across the portfolio
    Announced the new high-grade Minotaur gold discovery at Valentine, 8 km north of the mill, and continued to identify consistent gold mineralization in the Frank Zone, along trend from existing Mineral Reserves
  Canadian production estimated at 543,000 ounces per year from 2026-2036 based on new technical reports (see March 30, 2026 news release)
    Greenstone: Average 320,000 ounces per year; opportunities for mine life extension and production growth from underground mineral resources, near-mine and regional deposits and mill throughput increase
    Valentine: Average 223,000 ounces per year with successful completion of the Phase 2 expansion; estimated $414 million capital cost and 24-month construction timeline; expansion to be funded through cash flow and available credit facility; opportunities for mine life extension from Frank Zone and future exploration success

Q1 2026 Conference Call Details
Equinox Gold will release its unaudited financial and operating results for the three months ended March 31, 2026 on Wednesday, May 6, 2026 after market close. The Company will host a conference call and webcast to discuss the results on Thursday, May 7, 2026 commencing at 7:00am PT (10:00am ET). The webcast will be available for replay on Equinox Gold’s website until November 7, 2026.

Conference call
    Toll-free in U.S. and Canada: 1-833-752-3366
    International callers: +1 647-846-2813
Webcast login
    Equinox Gold | Financials

Annual General Meeting Details
Equinox Gold will hold its annual general meeting of shareholders (“Annual Meeting”) on Thursday, May 7, 2026 commencing at 1:30pm PT. Information regarding how to participate in the Annual Meeting has been distributed to shareholders and is also available for download at www.EquinoxGold.com/shareholder-events. Shareholders who cannot attend the Annual Meeting in person are invited to join online.

Attend in person
    Suite 3500, 1133 Melville Street, Vancouver, BC
Attend online
    https://meetnow.global/MFXHRPJ

Annual Filings
Equinox Gold’s Annual Information Form, Management Information Circular, and other materials related to the Annual Meeting are available for download on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Equinox Gold’s website at https://www.equinoxgold.com/corporate-governance/#filings. The Company’s Form 40-F is available for download on EDGAR.

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: 778.998.3700
E: Ryan.King@equinoxgold.com
E: ir@equinoxgold.com

Qualified Person & Technical Information
The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

Cautionary Notes & Forward-looking Information
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; the Company’s ability to continue paying a quarterly dividend and the amount of the dividend; the Company continuing to purchase common shares under its normal course issuer bid; expectations for Greenstone and Valentine operations, including achieving design capacity and anticipated production; production and cost guidance; potential future mining opportunities around Valentine; potential for the Phase 2 expansion at Valentine; anticipated timing and development of Castle Mountain Phase 2, receipt of required approvals and permits, and effectiveness of the Fast-41 Program; and the potential for a restart of operations at Los Filos. Forward-looking Information is typically identified by use of words such as “will”, “growth”, “increase”, “expect”, ”achieve”, “anticipate”, “deliver” and “target” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; ramping up and achieving design capacity at Valentine and Greenstone; timely execution of Castle Mountain permitting and initiation of Phase 2 construction; approval for and initiation of the Valentine Phase 2 expansion; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities, management of suspended operations and the potential of restarting operations; adherence to mine plans and schedules, expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with works, union and communities; maintenance of and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section titled “Risk Factors” in in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Equinox Gold’s website at www.equinoxgold.com. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.